Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


Nuveen California Select Tax-Free Income Portfolio
33-46942
811-6623

A special meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, with the meeting being subsequently adjourned to October 22, 2007, at this meeting shareholders were asked to vote on a new
Investment Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new investment management agreement
 <c>Common and MuniPreferred shares voting together as a class
   For
    3,180,711
   Against
       101,660
   Abstain
       146,703
   Broker Non-Votes
    1,280,121
      Total
    4,709,195



Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950134-07-018725.